Wilmington Trust Corporation Rodney Square North 1100 North Market Street Wilmington, DE 19890-0001

VIA EDGAR
February 21, 2008
Christian N. Windsor, Special Counsel
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	Definitive 14A Wilmington Trust Corporation Filed on March 8, 2007 File No. 1-14659
Dear Christian:
In response to the question you raised in our telephone conversation yesterday, this is to confirm that, in future proxy statements, we will disclose the corporate performance target for growth in our net income, as well as the corporate performance target for our net income compared to our peers, that are used as factors in establishing the bonuses provided to our executive officers.
Please feel free to call me if you have any questions.
Very truly yours,
/s/ Gerard A. Chamberlain
Gerard A. Chamberlain
Vice President and Counsel
Wilmington Trust Company
(302) 651-1268 Phone
(302) 651-8010 Fax
gchamberlain@wilmingtontrust.com
cc: Ted Cecala